Tuffnell Ltd.

1802 N. Carson Street,

Suite 108-3599

Carson City, Nevada 89701

March 10th, 2009

United States Securities

and Exchange Commission

Attention:

Tracey L. McNeil

H. Roger Schwall

Re:

Tuffnell Ltd.

Registration Statement on

Form S-1 Filed December 31, 2008

File Number 333-156521

Ladies and Gentlemen:

Below are the responses to your comments on January 16, 2009.

General

1.

Please include page numbers in your amendment.

We have noted your comment and revised our disclosure

Summary Information

2.

Reconcile the statement that you "have not conducted any exploration" with your later statement that you have "completed the first phase of exploration".

We have noted your comment and revised our disclosure to indicate that we have commenced exploration.

Description of Business

3.

Indicate the time frame within which you will decide whether or not to proceed with the next phase of exploration.

We have noted your comment and revised our disclosure to disclose that the next phase of exploration will coincide with the financing needed to complete that phase, anticipated within the next four months.

4.

Please identify the independent geologist "who oversees the program". It is not clear if this is Mr. McLeod.

We have noted your comment and revised our disclosure to disclose that the independent geologist is Mr. McLeod.

Notes to the Financial Statements -- Note 3, Related Party Transactions

5.

Note 3 states that a related party loan is due to a director of the Company for funds advanced. Note 3 further states that, during the fiscal year ended September 30, 2008, the Company issued 31,500,000 (post split) common shares for $3,500 to a director of the Company. We also note that the Company acquired its Vet 1 - 4 mineral claims property from Western Minerals Inc. for $3,500. Please expand your discussion under "Certain Relationships and Related Transactions" to provide all of the disclosure required by Item 404(d) of Regulation S-K, or tell us why such disclosure is not required.

We have noted your comment and confirm that disclosure has been updated as requested.  We further confirm that there is no relationship between Kyle Beddome and Western Minerals, Inc.

Directors and Executive Officers

6.

We note that your sole officer and director is currently serving in the identical capacity for another company, Dafoe Corp. Please note that Item 401(e) of Regulation S-K requires you to disclose, among other things, the name and principal business of any corporation or other organization by which your officers and directors have been employed during the past five years, and any directorships held by each director. Please expand your discussion to provide all of the disclosure required under Item 401(e) of Regulation S-K, or tell us why such disclosure is not required.

We have noted your comment and revised our disclosure to state that Mr. Beddome also acts as a director and officer of Dafoe Corp., a gold and silver exploration company.

The Company hereby acknowledges that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

Tuffnell Ltd.

/s/ Kyle Beddome

Kyle Beddome

CEO